June 8, 2015

Dear Fellow Shareholder,

On behalf of your Board of Directors, I am pleased to provide a review of Northern Dynasty’s activities over the past year, and our expectations for the year ahead. Additional information can be found within the Company’s year-end financial statements and online at www.sedar.com or www.northerndynasty.com.

Should you have questions concerning the proxy materials provided, please contact our Investor Relations personnel at 604-684-6365 or toll-free at 1-800-667-2114.

For Northern Dynasty, like most companies active in the global mining sector, 2014 was another challenging year. Continued weak market conditions contributed to a host of travails – including flagging share prices, declining capital investment, sluggish M+A activity and ongoing divestitures in the sector. However, while the sector news remains difficult, we are convinced that the seeds for the next great bull market in mining stocks are being sown today by a lack of investment in new projects and new productive capacity.

As a reminder, Northern Dynasty now holds a 100% interest in the Pebble Limited Partnership (PLP) and the Pebble Project. Notwithstanding changeable market conditions, Pebble remains among the most valuable mineral properties in the world. More than $750 millioni has been invested to advance it. We have assembled an unparalleled scientific database and other studies to support design and permitting of a world-class mine at Pebble.

Northern Dynasty’s top operational focus over the past year has been to address the pre-emptive Clean Water Act Section 404(c) regulatory process initiated by the US Environmental Protection Agency (EPA). As followers of Northern Dynasty and Pebble know only too well, this has been an unprecedented and highly politicized process.

In order to address the EPA threat and allow Pebble to proceed into permitting unencumbered by any extraordinary development restrictions, PLP spent a good part of the year developing and deploying a multi-dimensional legal, investigative and public affairs strategy. We are greatly heartened by our success to date – including the Preliminary Injunction enforced by a federal court last fall forbidding EPA from taking any further steps in its 404(c) regulatory process and denying an EPA motion to dismiss the same lawsuit just this month – and continue to believe that Pebble and its science will ultimately be comprehensively reviewed by the US Army Corps under the National Environmental Policy Act (NEPA).

During the NEPA permitting process, an Environmental Impact Statement (EIS) will be prepared by an impartial expert consultant and will become the true scientific record upon which a raft of federal and state regulatory agencies will make individual permitting decisions. While technically rigorous, the transparent and science-based EIS process under NEPA will ensure that PLP receives an objective and fair evaluation – one that we remain confident will lead to permitting of the Pebble Project.

Northern Dynasty’s principal corporate goal in 2014 (and again this year) was the advancement of discussions with potential partners. While the mining sector market environment and weak commodity prices have made this a slower process than we would have liked, we continue to believe that the unique Tier 1 nature of the Pebble resource and its location on US soil, under US rule-of-law, make it a highly attractive and desirable asset for partnering purposes.

Northern Dynasty remains committed to qualifying and securing a partner(s) who has the technical and financial resources to advance the project in a timely manner, and is as committed to environmentally and socially responsible mining as we are. Once re-partnered, the Pebble Project can be taken into the NEPA permitting process in relatively short order.

Overall we have made steady progress this year protecting your asset. We believe the rule of law will prevail in America, and that Pebble will ultimately be judged on its scientific merits by federal and state regulators and the people of Alaska.

Despite past challenges, we believe 2015 will be an exciting year. We are hopeful that our company, along with the rest of the global mining sector, will emerge from a dark period in metals and mining to capture the considerable benefits that the inevitable cyclical recovery will bring. Significantly, there are several major milestones that lie before us, which offer the prospect of near-term value creation to reward the considerable patience of our shareholders.

Northern Dynasty’s Annual General Meeting, to be held at 2 pm on July 7, 2015 at 1055 West Georgia Street, 15th floor, Vancouver Canada will provide another opportunity to discuss the Company’s goals for 2015. I look forward to speaking with you then.

Sincerely,

/s/ Ronald Thiessen
Ronald Thiessen
President and Chief Executive Officer

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i Expenditures during this period were largely focused on exploration programs, resource estimates, environmental data collection and technical studies, with a significant portion spent on engineering of various possible mine development models, as well as related infrastructure, power and transportation systems. As a consequence of several factors, including EPA's pre-emptive regulatory process under Section 404(c) of the Clean Water Act, the withdrawal of Anglo American from the project and the passage of time, technical and engineering studies related to mine-site and infrastructure development are considered to have very uncertain and perhaps little value at this time. Environmental baseline studies and data collection remains a significant legacy asset of the Company from this period.